EXHIBIT 4.1
Description of the Company’s Common and Preferred Stock

Description of the Company’s Common and Preferred Stock Registered
Under Section 12 of the Exchange Act of 1934

The following summary of Travelzoo’s common stock and preferred stock is based on and qualified by the Company’s Certificate of Incorporation, as amended (the “Certificate of Incorporation”) and the Company’s By-laws (the “By-laws”). For a complete description of the terms and provisions of the Company’s equity securities, including its common stock and preferred stock, refer to the Certificate of Incorporation and all amendments thereto and the By-laws, which are filed as exhibits to this Annual Report on Form 10-K.
Authorized Capital Stock
The Company's Certificate of Incorporation authorizes the issuance of 25,000,000 shares of common stock, par value $0.01 per share (“Common Stock”), and 5,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”). There are no shares of Preferred Stock currently outstanding.
Voting Rights
The holders of shares of the Common Stock are entitled to one vote per share on each matter submitted to a vote of shareholders and to vote together as a single class (with the holders of all series of Preferred Stock entitled to vote together with the holders of the shares of Common Stock). The Company's Board of Directors (the "Board") is not classified and each member is elected annually. The By-laws provide that directors are elected by a plurality of the votes cast. All other elections and questions shall, unless otherwise provided by law or by the Certificate of Incorporation or the By-laws, be decided by the vote of the holders of a majority of the outstanding shares of all classes of stock entitled to vote thereon present in person or by proxy at the meeting, provided that (except as otherwise required by law or by the Certificate of Incorporation) the Board may require a larger vote upon any election or question.
Dividend Rights
No cash dividends may be declared and paid upon the Common Stock so long as any Preferred Stock is outstanding. Thereafter, cash dividends may be declared and paid upon the Common Stock in such amounts and at such times as the Board may determine. Funds otherwise legally available for the payment of dividends on the Common Stock shall not be restricted or reduced by reason of there being any excess of the aggregate preferential amount of any series of Preferred Stock outstanding over the aggregate par value thereof.
Liquidation Rights
In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, after there shall have been paid or set apart for payment of holders of any outstanding shares of Preferred Stock the full preferential amounts to which they are entitled, the entire remaining assets and funds of the Company legally available for distribution, if any, to its shareholders shall be distributed ratably among the holders of the Common Stock in proportion to the shares of Common Stock then held by them.
Other Rights and Preferences
At any time or times on or after such time as the occurrence of the revocation by any holder of Common Stock of consent to electronic notice and communications from the Corporation or failure by any holder of Common Stock to provide such consent at the Corporation's request, the Corporation shall have the right in its sole discretion, to require that all, but not less than all, of the outstanding Common Stock held by such holder be redeemed at a price per share of Common Stock equal to the market value per share of the Common Stock.
Our Common Stock has no sinking fund or pre-emptive, conversion or exchange rights. Holders of Common Stock may act by unanimous written consent.
Listing
The Common Stock is traded on The Nasdaq Stock Market LLC under the trading symbol “TZOO.”

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